sembcorp

RECEIVED
2009 APR 21 A 8:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

6 April 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

09045922

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 4/21

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	3 April 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	158,565	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,891,261
		After change	6,732,696
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.38%
		After change	0.38%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$657,340.25	

Kwong Sook May
Company Secretary

April 3, 2009

NOTICE OF EXTRAORDINARY GENERAL MEETING

SEMBCORP INDUSTRIES LTD

(Incorporated in the Republic of Singapore)
Company Registration No. 199802418D

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Sembcorp Industries Ltd (the "**Company**") will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on 20 April 2009 at 11.20 a.m. (or as soon thereafter following the conclusion or adjournment of the Eleventh Annual General Meeting of the Company to be held at 11.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing with or without modifications, the following Resolutions which will be proposed as Ordinary Resolutions:

Ordinary Resolution 1
The Proposed Renewal of the IPT Mandate

THAT:

(1) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), for the Company, its subsidiaries and associated companies that are entities at risk (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Company's Circular to Shareholders dated 3 April 2009 (the "**Circular**") with any party who is of the class of interested persons described in the Appendix to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(2) the approval given in paragraph (1) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(3) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Ordinary Resolution 2
The Proposed Renewal of the Share Purchase Mandate

THAT:

(1) for the purposes of Sections 76C and 76E of the Companies Act, Chapter 50 of Singapore (the "**Companies Act**"), the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the "**Shares**") not exceeding in aggregate the Maximum Limit (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:

    (a) market purchase(s) on the SGX-ST; and/or

    (b) off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

    and otherwise in accordance with all other laws and regulations and rules of the SGX-ST as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the "**Share Purchase Mandate**");

(2) unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:

(a) the date on which the next Annual General Meeting of the Company is held; and

(b) the date by which the next Annual General Meeting of the Company is required by law to be held;

(3) in this Resolution:

"**Average Closing Price**" means the average of the last dealt prices of a Share for the five consecutive trading days on which the Shares are transacted on the SGX-ST immediately preceding the date of market purchase by the Company or, as the case may be, the date of the making of the offer pursuant to the off-market purchase, and deemed to be adjusted in accordance with the listing rules of the SGX-ST for any corporate action which occurs after the relevant five day period;

"**date of the making of the offer**" means the date on which the Company makes an offer for the purchase or acquisition of Shares from holders of Shares, stating therein the relevant terms of the equal access scheme for effecting the off-market purchase;

"**Maximum Limit**" means that number of issued Shares representing 10% of the total number of issued Shares as at the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as at that date); and

"**Maximum Price**", in relation to a Share to be purchased or acquired, means the purchase price (excluding brokerage, commission, applicable goods and services tax and other related expenses) which shall not exceed:

(a) in the case of a market purchase of a Share, 105% of the Average Closing Price of the Shares; and

(b) in the case of an off-market purchase of a Share pursuant to an equal access scheme, 110% of the Average Closing Price of the Shares; and

(4) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.

By Order of the Board

Kwong Sook May
Company Secretary
Singapore

3 April 2009

Notes:

(1) A shareholder of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be deposited at the office of the Company's Registrar, M&C Services Private Limited, 138 Robinson Road, #17-00 The Corporate Office, Singapore 068906 not less than 48 hours before the time of the Extraordinary General Meeting.

(3) The Company intends to use its internal sources of funds to finance the purchase or acquisition of its Shares. The amount of financing required for the Company to purchase or acquire its Shares, and the impact on the Company's financial position, cannot be ascertained as at the date of this Notice as these will depend on the number of Shares purchased or acquired, the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued Shares as at 13 March 2009 (the "**Latest Practicable Date**") and excluding any Shares held in treasury, the purchase by the Company of 10% of its issued Shares (and disregarding the Shares held in treasury) will result in the purchase or acquisition of 177,716,692 Shares.

In the case of market purchases by the Company and assuming that the Company purchases or acquires the 177,716,692 Shares at the Maximum Price of S$2.16 for one Share (being the price equivalent to 105% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,716,692 Shares is S$383,868,055.

In the case of off-market purchases by the Company and assuming that the Company purchases or acquires the 177,716,692 Shares at the Maximum Price of S$2.27 for one Share (being the price equivalent to 110% of the average of the closing market prices of the Shares for the five consecutive market days on which the Shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 177,716,692 Shares is S$403,416,891.

The financial effects of the purchase or acquisition of such Shares by the Company pursuant to the proposed Share Purchase Mandate on the audited financial statements of the Group for the financial year ended 31 December 2008 based on these assumptions are set out in paragraph 3.7 of the Circular.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	31-Mar-2009 17:13:35
Announcement No.	00064

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	31-03-2009
2.	Name of Director *	Peter Seah Lim Huat

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-03-2009
2.	Name of Registered Holder	Peter Seah Lim Huat
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1st release of shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	168,000
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	5,197
As a percentage of issued share capital	0 %
Amount of consideration (excluding	0

brokerage and stamp duties) per share paid or received	
No. of Shares held after the change	173,197
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	168,000	0
As a percentage of issued share capital	0.01 %	0 %
No. of shares held after the change	173,197	0
As a percentage of issued share capital	0.01 %	0 %

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	31-Mar-2009 17:15:01
Announcement No.	00068

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 31-03-2009
2. Name of Director * — Tang Kin Fei
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-03-2009
2. Name of Registered Holder — Tang Kin Fei
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details

   1) 2nd release of 30,416 shares in respect of the award granted in Year 2006 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

   2) 1st release of 27,863 shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

   3) 269,794 shares earned upon achievement of performance targets at the end of the prescribed performance period, set out under the conditional award granted in 2006 pursuant to Sembcorp Industries Ltd Performance Share Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	2,354,011

As a percentage of issued share capital	0.13 %
No. of Shares which are subject of this notice	328,073
As a percentage of issued share capital	0.02 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	2,682,084
As a percentage of issued share capital	0.15 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	2,354,011	0
As a percentage of issued share capital	0.13 %	0 %
No. of shares held after the change	2,682,084	0
As a percentage of issued share capital	0.15 %	0 %

Footnotes

Attachments Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	31-Mar-2009 17:16:05
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	30-03-2009
2.	Name of Director *	Goh Geok Ling

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-03-2009
2.	Name of Registered Holder	Goh Geok Ling
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	1st release of shares in respect of the award granted in Year 2007 pursuant to Sembcorp Industries Ltd Restricted Stock Plan.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	215,000
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	3,030
As a percentage of issued share capital	0 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0

No. of Shares held after the change	218,030
As a percentage of issued share capital	0.01 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	215,000	131,600
As a percentage of issued share capital	0.01 %	0.01 %
No. of shares held after the change	218,030	131,600
As a percentage of issued share capital	0.01 %	0.01 %

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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